Exhibit 12

Con-way Inc.
Computation of Ratios of Earnings to Fixed Charges
Year ended December 31,

(Dollars in thousands)
	2014	2013	2012	2011	2010
Earnings:
Income before income tax provision	$210,697	$154,365	$170,954	$148,072	$16,557
Add:
Interest expense	53,456	53,339	54,777	55,589	59,015
Interest component of rental expense (1)	6,337	5,932	5,474	5,504	6,334
Earnings as adjusted	$270,490	$213,636	$231,205	$209,165	$81,906

Fixed Charges:
Interest expense	$53,456	$53,339	$54,777	$55,589	$59,015
Interest component of rental expense (1)	6,337	5,932	5,474	5,504	6,334
Fixed Charges	$59,793	$59,271	$60,251	$61,093	$65,349
Ratio of Earnings to Fixed Charges	4.5 x	3.6 x	3.8 x	3.4 x	1.3 x

(1)	Estimate of the interest portion of lease payments.